SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 33-76724

                                  MorServ, Inc.
             (Exact name of registrant as specified in its charter)

                               343 Thornall Street
                            Edison, New Jersey 08837
                                 (909) 205-6000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                 Multi-Class Mortgage Pass-Through Certificates

                                 Series 1996-1:

             Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-P, Class M, Class B-1 and Class B-2


                 Multi-Class Mortgage Pass-Through Certificates

                                 Series 1996-2:

             Class IA-1, Class IA-2, Class IA-3, Class IA-4, Class IA-P, Class IIA-1, Class IIA-P, Class M, Class B-1 and Class B-2

            (Title of each class of securities covered by this Form)

                                      none
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty
                                to file reports:

           Rule 12g-4(a)(1)(i)    [ ]         Rule 12h-3(b)(1)(ii)   [ ]
           Rule 12g-4(a)(1(ii)    [ ]         Rule 12h-3(b)(2)(i)    [ ]
           Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(ii)   [ ]
           Rule 12g-4(a)(2)(ii)   [ ]         Rule 15d-6             [x]
           Rule 12h-3(b)(1)(i)    [ ]

           Approximate number of holders of record as of December 31, 1996:


Multi-Class Mortgage Pass-Through Certificates,             Number of Holders*
Series 1996-1 and 1996-2                                              6
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*     Registrant  has  calculated  the  number of  holders  of  Certificates  in reliance upon information obtained from The Depositary Trust Company participant position listing.

            Pursuant to the requirements of the Securities Exchange Act of 1934, Chase Funding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



                                   MORSERV, INC.


Date:  April 4, 1997               By:    /s/ Stephen Fortunato
                                   Name:  Stephen Fortunato
                                   Title: Chief Financial Officer